UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2019

BHP GROUP LIMITED	BHP GROUP PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB
(Address of principal executive offices)	UNITED KINGDOM
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	7 June 2019
Release Number	13/19

Tailings Facilities Management

BHP will be hosting an investor briefing today on the management of tailings storage facilities across the portfolio.

The purpose of the briefing is to provide an update on BHP’s approach to tailings storage facilities’ management and to give further information on the number, design and classification of tailings facilities.

The presentation is available at:

https://www.bhp.com/-/media/documents/media/reports-and-presentations/2019/190607_ESGbriefingtailingsdams.pdf

Further information on BHP can be found at: bhp.com

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

United Kingdom and South Africa	United Kingdom and South Africa

Neil Burrows	Elisa Morniroli
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

North America	Americas

Judy Dane	James Wear
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Group Limited ABN 49 004 028 077	BHP Group plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

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Escondida
ESG briefing: Tailings Dams
BHO
June 2019

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.
Presentation of data
This presentation contains data, which may include figures, numbers, classifications, regulatory status, modelling, and other information regarding tailings dams and BHP processes. Unless specified otherwise, the data contained herein are based on the information available at the date of this presentation. This presentation contains views regarding the status of BHP tailings dams and tailings facilities as expressed by various internal or external reviews, including the BHP Dam Risk Review. Those views are based on the information available at the time of those statements, which may predate this presentation. The data and views contained herein may change or may have changed based on additional or changes in information, circumstances, or other events and should not be relied upon a recommendation or forecast by BHP.
No offer of securities
Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP.
BHP and its subsidiaries
In this presentation, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group. Statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Non-operated joint ventures have their own management and operating standards. Joint venture partners of other companies managing those non-operated joint ventures may take action contrary to our standards or fail to adopt standards equivalent to BHP’s standards, and commercial counterparties may not comply with our standards.
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Key messages

Introduction to tailings dams	**There are three broad design types for tailings dams: upstream, downstream and centerline** • Environmental conditions and the nature of tailings need to be considered when designing mine tailing storage. • Dam consequence or classification ratings are based on the modelled, hypothetical most significant failure mode without controls – not on the current physical stability of the dam. They inform dam design, surveillance and reviews.
Tailings Facilities in the portfolio	**We have 67 operated tailings facilities[1] across all sites** • 13 operated facilities are active, 12 of which are in Australia and 1 in Chile. 29 of our operated facilities are upstream, 5 of which are active. • At our non-operated joint ventures there are 9 facilities, 5 of which are upstream, of which all are inactive. • The Dam Risk Review identified no immediate concerns regarding dam integrity. Subsequently we have undertaken Dam Safety Reviews which provide assurance statements on dam integrity.
Approach to dam risk management at BHP	**Maintaining dam integrity requires ongoing focus on appropriate engineering design, quality construction, operating discipline and effective governance. This is enabled through:** • Maintenance of dam integrity; • Governance of dam facilities; • Monitoring, surveillance and review; and • Emergency preparedness and response.
The Future	**BHP is committed to supporting the development of an international standard and independent monitor for tailings facilities globally** • We are establishing a dedicated Tailings Task Force to drive enhanced focus on internal dam management plus support the development of international best practice. • We are progressing the investigation of new technologies to further mitigate current dam risks and eliminate future risk. • We continue to work with the ICMM and our peers to drive a step change in tailings management across the sector.

1. The number of tailings facilities is calculated based on the definition agreed by the International Council on Mining and Metals Tailings Advisory Group in response to the Church of England information request which differs to the definition applied to our February disclosure. We keep this definition under review. The reduction in number of facilities in this disclosure compared to the February disclosure is primarily due to the aggregation of individual dams into (integrated) facilities. The majority of these changes are associated with the North American Closed Sites.

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Part 1: Introduction to tailings dams

Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
What are tailings dams?
Escondida Tailings Storage Facility, Chile

•	A dam is a barrier constructed for the retention of water, water containing any other substance,

fluid waste, or tailings1.

•	Tailings dams are designed and operated differently to conventional dams.
•	A tailings storage facility, is not yet a formally defined term. Generally it refers to one or more co-located tailings dams2.
Tailings Conventional
Purpose Contains unrecovered solids, Hydroelectric dams
chemicals, and process water, Water reservoirs
normally as a slurry.
Contents Solids and liquid Water
Design Dynamic; the structures are Static; once they fill the structures intended to grow over time to are typically not expanded. At end accommodate increased tailings of life structures can be
over the life of mine. Structures decommissioned and removed.
often stand in perpetuity.
Construction Earth3, rock Rock, concrete
1. Canadian Dam Association Dam Safety Guidelines 2007 (2013 Edition). Hoover dam, US
2. For the purposes of the Church of England disclosure, a tailings storage facility has been defined by the International Council on Mining and Metals Tailings (a hydro / water reservoir dam)
Advisory Group as an operationally integrated facility of dams/walls. This definition is applied throughout this presentation.
3. Includes cyclone sands.
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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
Life cycle of tailings dams
Design, construction and operation of tailings dams need to account for possible changes over their long life cycle
Site selection Landform and design Construction Operations Closure (no longer a dam)
Time
Transition Active Passive care care

•	The operational phase of a dam is dynamic and is likely to include expansion of the dam, raising of the dam height and/or addition of dams.
•

The closure phase of a dam can often exceed the operational phase of the dam. It may include transition from operations to active care such as ongoing water, geochemical and physical management to maintain integrity.

•	Over time, inactive tailings facilities may transition to passive care where the ongoing water, geochemical, and physical management requirements are reduced or eliminated.

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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
Principal design methods
There are a range of options for tailings dams design, determined in consideration of a range of factors
There are 3 broad types of tailings dam. The selection of design is based on a number of factors including dam siting, geology, seismicity, climatic conditions, construction materials and the nature of tailings. There are also combinations of the three embankment construction types.
Upstream construction Downstream construction Centreline construction
Starter dam Starter dam Starter dam
Management Construction relies on the integrity of This construction method does not rely This construction method is useful the tailings for stability. As such, while on the stability of the tailings and where the overall footprint of the this construction method has been therefore can be more versatile during dam may have physical successfully used for decades, these operation (e.g. increased rates of rise, constraints. designs require greater ongoing more accommodating of changes in scrutiny (e.g. longer tailings beaches / tailings properties). small ponds, ongoing verification of the foundation conditions).
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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
Factors that influence tailings dam integrity
Maintaining dam integrity requires ongoing focus on appropriate engineering design, quality construction, operating discipline and effective governance
Factors that influence dam integrity include:
Appropriate consideration of site conditions such as seismicity, climatology, geology, hydrology, and tailings characteristics.
The quality assurance and quality control of dam construction including materials used for construction and methods of construction.
Ongoing dam operating discipline, including: – tailings characterisation and deposition; – effective water management; – effective monitoring;
– appropriate consideration of changes (including ore, Elliot Lake Closed Site Tailings Storage Facility operating context, climate, etc). Ontario, Canada
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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
Tailings dam classification systems
Tailings dam classification informs design and management of dam facilities and assessment of dam risk
BHP primarily classifies dams according to both the classification system of the Canadian Dam Association (CDA) and the Australian National Committee on Large Dams (ANCOLD).
Dams are classified to inform: – design criteria; – surveillance programs;
– dam safety review frequency and requirements.
Dam classification or consequence is generally based on the modelled impacts following a dam break study, of the hypothetical most significant failure mode for the dam, regardless of the probability of failure or the controls in place to manage the risk of failure.
Classification is typically assigned by the external Engineer of Record.
Dam classification informs BHP’s approach to risk assessment and Olympic Dam management of tailings dams.
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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
Tailings dam classification systems
Consequence is based on the most significant, possible outcome in any of the categories, regardless of probability
Classification is based on the modelled, hypothetical most significant failure mode without controls – not on the current physical stability of the dam.
CDA consequence category Potential loss of life Environmental and cultural values Infrastructure and economics
EXTREME More than 100 Major loss… Extreme losses… Restoration impossible…
VERY HIGH 100 or fewer Significant loss… Very high economic losses… Restoration impractical… HIGH 10 or fewer Significant loss… High economic losses… Restoration probable… SIGNIFICANT Unspecified No significant loss… Loss to recreational facilities…
LOW 0 No long term loss… Low economic loss…
Source: Canadian Dam Association Dam Safety Guidelines 2007 (2013 Edition) and Technical Bulletin: Application of Dam Safety Guidelines to Mining Dams (2014). The table is an extract of the CDA Dam consequence categories and criteria.
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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
Common terms used to describe failure mechanisms
There are a range of terms used to describe causes for dam failures. Typically, there is not one cause alone that contributes to a failure
Overtopping caused by water volumes that exceed the Examples of integrity issues and associated indicators capacity of the dam.
Structural failure of materials used in dam construction (including from liquefaction, seismicity).
Low area in
Foundation failure due to movement and/or failure of crest of dam the foundation supporting the dam. Cracking
Surface erosion of the embankment from settlement, Cracking
Slump
cracking.
Piping
Internal erosion of the embankment sometimes referred to as piping erosion.
Seepage at abutment
Deficiencies in the choice or application of design Stability failure contact (groin)
criteria (e.g. not appropriate for the setting; construction (internal) does not meet engineering requirements).
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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
Industry-wide statistics of tailings dam failures
This study represents one of the most recent analyses of dam failure trends
Tailings dam failures1, 2
(Number of records) 30 Groundwater Failure Accident Unknown 20
10
0
1910- 1916- 1926- 1936- 1941- 1946- 1951- 1956- 1961- 1966- 1971- 1976- 1981- 1986- 1991- 1996- 2001- 2006- 2011-1915 1920 1930 1940 1945 1950 1955 1960 1965 1970 1975 1980 1985 1990 1995 2000 2005 2010 2015 (Year)
1. Ref: The role of water management in tailings dam incidents: Clint Strachan; Stephen Goodwin: Proceedings Tailings and Mine Waste 2015. The statistics presented include the dam failure at Mt Polley but not Samarco.
2. The terms used in the study are intended be consistent with other key publications including ones compiled by the International Commission on Large Dams (ICOLD). Failures (indicates a breach of the dam and loss of process water or tailings), accidents (indicates repairs made to the dam with no loss of process water or tailings), and groundwater issues (indicates seepage or groundwater impact issues that were inconsistent with design intent). Unknown indicates that the cause of the incident was not known by the authors of the study.
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Part 2: Tailings facilities in the portfolio and BHP’s dam risk review

Introduction to tailings dams | Tailings facilities in the portfolio | Approach to dam risk management at BHP | The future

Operated tailings facilities in the portfolio[1]

Within the tailings facilities portfolio there are 67 operated tailings facilities

Classification is based on the modelled, hypothetical most significant failure mode without controls – not on the current physical stability of the dam.

CDA[2] classification of operated tailings facilities


Extreme
5
Not applicable
2
Very high
16
Low
20
High
11
Significant
13

Types of operated tailings facilities


Other[3]
14
Upstream
29
Centreline
8
Downstream
16

Operational status of operated tailings facilities


Active
13
Inactive[4]
54

For further details on tailings facilities within the portfolio please see our more detailed disclosure on our website at bhp.com

1. Includes facilities within BHP operations and excludes Non-operated Joint Ventures. The number of tailings storage facilities is calculated based on the definition agreed by the International Council on Mining and Metals Tailings Advisory Group in response to the Church of England information request which differs to the definition applied to our February disclosure. We keep this definition under review. The reduction in number of facilities in this disclosure compared to the February disclosure is primarily due to the aggregation of individual dams into (integrated) facilities. The majority of these changes are associated with the North American Closed Sites. The classification of the tailings facilities is based on the most recent classification of the facilities by the Engineer of Record. This is subject to change as ongoing reviews are conducted.
2. For the purposes of this chart, ANCOLD and other classifications have been converted to their CDA equivalent. Two tailings facilities are not considered dams and therefore not subject to classification (labelled Not applicable): Hamburgo TSF at Escondida is an inactive facility where tailings were deposited into a natural depression; and Island Copper TSF in Canada, acquired in the 1980s, also an inactive facility. Tailings at Island Copper were deposited in the ocean under an approved license and environmental impact assessment. This historic practice ceased in the 1990s. BHP has since committed to not dispose of mine waste rock or tailings in river or marine environments.
3. Includes dams of combined design and the two non-dam tailings facilities of Hamburgo TSF in Chile and Island Copper TSF in Canada.
4. Inactive includes facilities not in operational use, under reclamation, reclaimed, closed and/or in post-closure care and maintenance.

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Introduction to tailings dams | Tailings facilities in the portfolio | Approach to dam risk management at BHP | The future

Operated tailings facilities in the portfolio[1]

Classification is based on the modelled, hypothetical most significant failure mode without controls – not on the current physical stability of the dam.

Location and CDA Classification of operated tailings facilities[2]


Canada
3
1
3
4
1
US
1
2
2
10
5
Chile
1
1
Australia
2
2
4
10
15
Not applicable
Low
Significant
High
Very high
Extreme

Location and operational status of operated tailings facilities


US and Canada
32
Chile
1
1
Australia
21
12
Active
Inactive³

For further details on tailings facilities within the portfolio please see our more detailed disclosure on our website at bhp.com

1. Includes facilities within BHP operations and excludes Non-operated Joint Ventures. The number of tailings storage facilities is calculated based on the definition agreed by the International Council on Mining and Metals Tailings Advisory Group in response to the Church of England information request which differs to the definition applied to our February disclosure. We keep this definition under review. The reduction in number of facilities in this disclosure compared to the February disclosure is primarily due to the aggregation of individual dams into (integrated) facilities. The majority of these changes are associated with the North American Closed Sites. The classification of the tailings facilities is based on the most recent classification of the facilities by the Engineer of Record. This is subject to change as ongoing reviews are conducted.
2. For the purposes of this chart, ANCOLD and other classifications have been converted to their CDA equivalent. Two tailings facilities are not considered dams and therefore not subject to classification (labelled Not applicable): Hamburgo TSF at Escondida is an inactive facility where tailings were deposited into a natural depression ; and Island Copper TSF in Canada, acquired in the 1980s, also an inactive facility. Tailings at Island Copper were deposited in the ocean under an approved license and environmental impact assessment. This historic practice ceased in the 1990s. BHP has since committed to not dispose of mine waste rock or tailings in river or marine environments.
3. Inactive includes facilities not in operational use, under reclamation, reclaimed, closed and/or in post-closure care and maintenance.

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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
Non-operated JV tailings facilities in the portfolio1
Within the tailings facilities portfolio there are 9 non-operated tailings facilities
Classification is based on the modelled, hypothetical most significant failure mode without controls – not on the current physical stability of the dam.
Location and CDA Classification of non-operated facilities2 Location and operational status of non-operated facilities

1	1

Canada Canada

2	2 US 4 US
1	Colombia 1Colombia Peru 1 Brazil Peru 1 Brazil
2	2 17

Low Significant High Very high Extreme Active Inactive3
For further details on tailings facilities within the portfolio please see our more detailed disclosure on our website at bhp.com
1. Includes facilities within Non-operated Joint Ventures. The number of tailings storage facilities is calculated based on the definition agreed by the International Council on Mining and Metals Tailings Advisory Group in response to the Church of England information request which differs to the definition applied to our February disclosure. This definition is kept under review. The classification of the tailings facilities is based on the most recent classification of the facilities provided by the operator.
2. The operator is responsible for determining classification in accordance with its internal policies and local guidelines. For the purposes of this chart, the operator’s classifications have been converted to their CDA equivalent. This is subject to change as ongoing reviews are conducted by the operator.
3. Inactive includes facilities not in operational use, under reclamation, reclaimed, closed and/or in post-closure care and maintenance.
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Introduction to tailings dams | Tailings facilities in the portfolio | Approach to dam risk management at BHP | The future

Tailings facilities with extreme or very high classifications

Classification is based on the modelled, hypothetical most significant failure mode without controls – not on the current physical stability of the dam.

Asset	Location	Primary Dam Type[1]	CDA Consequence Classification[2]	Facility Status[1]	Principal Potential Impact Driver of Dam Classification
Operated Assets					
BMA – Goonyella Riverside	Queensland, Australia	Upstream	Very High	Active (1 TSF)	Employee impacts
Escondida	Region II, Chile	Downstream	Very High	Active (1 TSF)	Employee impacts
Nickel West – Leinster	West Australia, Australia	Upstream	Very High	Active (1 TSF)	Employee impacts
North American Closed Sites – Copper Cities	Arizona, US	Upstream	Very High	Inactive (2 TSFs)	Community impacts
North American Closed Sites – Elliot Lake	Ontario, Canada	Downstream / Centreline	Very High	Inactive (3 TSFs)	Environmental impacts
North American Closed Sites – Miami Unit	Arizona, US	Upstream	Extreme Very High	Inactive (1 TSF) Inactive (1 TSF)	Community impacts
North American Closed Sites – Old Dominion	Arizona, US	Upstream	Very High	Inactive (1 TSF)	Community impacts
North American Closed Sites – San Manuel	Arizona, US	Upstream	Very High	Inactive (5 TSFs)	Environmental impacts
North American Closed Sites - Solitude	Arizona, US	Upstream	Very High	Inactive (1 TSF)	Community impacts
Olympic Dam	South Australia, Australia	Upstream Upstream	Extreme Extreme	Active (2 TSFs) Inactive (1 TSF)	Employee impacts
West Australian Iron Ore – Whaleback	West Australia, Australia	Upstream	Extreme	Active (1 TSF)	Employee impacts
Non-Operated Joint Ventures					
Antamina	Ancash, Peru	Downstream / Centreline	Extreme	Active (1 TSF)	Community impacts
Samarco – Germano	Mariana, Brazil	Upstream	Extreme	Inactive[3] (2 TSFs)	Community impacts

For further details on tailings facilities within the portfolio please see our more detailed disclosure on our website at bhp.com

1. Primary dam type is that associated with the modelled, hypothetical most significant failure mode for the Tailings Storage Facility (TSF). Where a TSF is based on the definition agreed by the International Council on Mining and Metals Tailings Advisory Group.
2. For the purposes here, ANCOLD and other classifications have been converted to their CDA equivalent. The consequence classification stated is that associated with the modelled, hypothetical most significant failure mode for the facility. For Non-Operated Joint Ventures, the operator is responsible for determining classification in accordance with its internal policies and local guidelines. For the purposes here, the operator's classifications have been converted to their CDA equivalent.
3. Germano is in the process of decommissioning.

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Introduction to tailings dams | Tailings facilities in the portfolio | Approach to dam risk management at BHP | The future

BHP Dam Risk Review – 2016

The Dam Risk Review was undertaken to assess the management of tailings facilities following the failure of the Fundão dam at Samarco

- The Review assessed dam design, construction, operations, emergency response and governance to determine the current level of risk and the adequacy and effectiveness of controls.
- The scope of the review included:
  - significant[1] tailings facilities across both BHP operated and non-operated assets;
  - any proposed significant tailings or water dams as part of major capital projects; and
  - consideration of health, safety, environment, community and financial impacts associated with failure, including the physical impacts of climate change.
- Undertaken by multi-disciplinary expert teams, combining leading external tailings engineering firms and BHP personnel.
- Actions were assigned at the asset-level to address findings, and followed up by our internal audit teams to assess quality and completeness.
- Actions at the Group-level were identified to address common findings and lessons learned.


Preparation
Facility prioritisation
Information request
Planning
Document review
Review of credible failure modes and triggers
Prioritise review scope and resource
Execution
Field and desktop review
• Integrity
• Governance
Report
Implement and track actions

1. Significance was determined as part of the review process taking account of the dam classification under CDA and/or ANCOLD. It included active and inactive facilities.

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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
BHP Dam Risk Review
Dam integrity review findings
The Review identified no immediate concerns regarding dam integrity.
Tailings dams are however dynamic structures and maintaining dam integrity requires ongoing focus on appropriate engineering design, quality construction, operating discipline and effective governance processes to ensure risk controls are effectively implemented and maintained.
Subsequently we have undertaken Dam Safety Reviews which provide assurance statements on dam integrity.
Goonyella Tailings Storage Facility, BMA Queensland Australia
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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
BHP Dam Risk Review
Asset level actions
At the Asset level, the following actions have been taken: >400 Dam Risk Review actions assigned to BHP assets
Design: Revise dam break analyses to take account of all credible failure Open modes and failure paths incorporating liquid and solid flows. Revise design 7% criteria associated with these where required.
Emergency Preparedness and Response: Revise Emergency Response Plans, train personnel and undertake emergency response scenario exercises. Incorporate lessons learned from this back into plans.
Roles and Responsibilities: Assign single point accountability for dam ownership coupled with appointment of a Responsible Dam Engineer for overall dam stewardship and a qualified consultant to be the Engineer of
Record, responsible for dam design. Complete
93%
Risk Management: Undertake detailed engineering risk assessments including revisions of risk ratings. 93% of assigned actions have been identified as complete by our assets.
Change Management: Review change management processes to better
The remaining open actions in progress are capture changes for process, plant and personnel related to dams. those with longer lead times.
Review: Complete Dam Safety Reviews, aligned to the guidance from the Our Internal Audit and Assurance function have also been reviewing these actions.
Canadian Dam Association – considered the most rigorous in the industry.
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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
BHP Dam Risk Review
Group level actions1
At the Group level, the following actions have been taken:
Accountability: The Resource Engineering Centre of Excellence has been allocated global accountability for the technical oversight of dam integrity and governance.
Standards: To complement existing risk management requirements, a common standard for the management of dam risk has been developed so that there are clear, minimum requirements for dam integrity and governance including design, operations, construction, review and emergency response.
Review: Dam Safety Reviews are being undertaken across BHP and a process for independent review boards is being established across the company.
Technology: The assessment of technology options to further reduce dam integrity risk is progressing in conjunction with Group Technology.
Industry collaboration: BHP has continued to support industry-wide efforts to improvement the management and reduce risk of tailings facilities, including the development of the ICMM Position Statement.
1. Group-level actions are those that apply at a global, company-wide level for all BHP operated Assets.
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Elliot Lake
Part 3: Approach to dam risk management at BHP’s operations
BHP

Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
Approach to dam risk management at BHP operations1
Maintaining dam integrity requires appropriate engineering design, quality construction, ongoing operating discipline and effective governance processes
BHP’s approach to dam risk management is a multi-dimensional process of continuous assessment focused on:
1. Maintenance of dam integrity;
2. Governance of dam facilities;
3. Monitoring, surveillance and review; and 4. Emergency
1. Dam preparedness
4. Emergency preparedness and response. integrity and response
Technical, Group-level oversight of these processes is currently supported by our Resource Engineering Centre of Excellence and moving forward will be supported by our newly introduced
3. Monitoring,
Tailings Taskforce. 2. Dam surveillance governance and review
Group-level oversight and assurance
1. This approach applies only to BHP-operated dams with the specific details commensurate with risk.
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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
1. Dam integrity
Dam integrity is an ongoing process of continuous assessment that must be maintained for the life of a tailings dam
Critical components to maintaining dam integrity include:
Design: the basis of dam design is guided by design criteria specified through ANCOLD, CDA and local regulations taking account of the dam classification.
Construction: quality assurance and quality control across all construction phases (from initial construction to dam lifts / expansions during operation).
Operations and maintenance: operating and maintaining the dam in accordance with its design requirements.
Change management: identifying, assessing and mitigating the impacts of any changes on dam design and integrity.
Monitoring, surveillance and review: ensuring the dam is functioning as intended.
Olympic Dam Tailings Storage Facility South Australia
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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
2. Dam governance
Effective governance encompasses a range of aspects from change management to document management to appropriately qualified personnel with clear accountabilities
We have a number of specific roles across our assets to support the governance of our facilities:
Dam Owner The Dam Owner is the BHP single point of accountability for maintaining effective governance and integrity of the dam(s) throughout the life-cycle. The Dam Owner is also accountable for ensuring adequate resources, processes and systems are in place.
Responsible Dam The Responsible Dam Engineer, supports the Dam Owner as a qualified BHP individual accountable for maintaining Engineer overall engineering stewardship of the facility. Responsibilities include oversight of planning, design, operation, construction, maintenance and surveillance of dams on a site. The Responsible Dam Engineer must possess the requisite knowledge, skills and abilities to perform these responsibilities commensurate with dam risk.
Engineer of Record The Engineer of Record is an independent, qualified professional engineer retained by the Dam Owner for the purpose of maintaining dam design and certifying dam integrity. The Engineer of Record will have suitable experience in the design and construction of dams commensurate with the consequence category of the dam, its type and its location. The Engineer of Record is generally a more experienced engineer who also supports the Dam Owner and the Responsible Dam Engineer on any other matters of a technical nature.
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BHP

Introduction to tailings dams | Tailings facilities in the portfolio | Approach to dam risk management at BHP | The future

3. Monitoring, surveillance and review

Given tailings dams are dynamic structures, effective monitoring, surveillance and review is central to ongoing dam integrity and governance.

These processes span six dimensions with the specific details commensurate with the significance of the facility.

1. **Monitoring systems**
   - For example this can include instrumentation such as piezometers, radar to monitor aspects such as water levels and stability.

2. **Routine surveillance (Operators)**
   - 'On-going' observations related to the conditions and performance of the dam
   - Frequency: daily to weekly depending on the dam

3. **Dam inspections (Responsible Dam Engineer)**
   - Detailed inspection
   - Visual observations
   - Frequency: weekly to semi-annually depending on the dam

4. **Dam safety inspections (external Engineer of Record)**
   - Detailed inspection by qualified dam safety engineer
   - Visual observations
   - Reviews instrumentation data and inspection records
   - Review of the Operations, Maintenance, and Surveillance Manual (including emergency response)
   - Frequency: annual

5. **Dam safety reviews (external Qualified Professional Engineer)**
   - Comprehensive review against design criteria to ascertain adequacy of dam integrity
   - Checks design, construction, performance, management, operations and emergency planning
   - Frequency: every 5-10 years, depending on the dam classification and risk profile, could be more frequent in line with the recommendations provided by CDA Dam Safety Review process

6. **Tailings Review Boards[1] (Multi-disciplinary Board of independent experts)**
   - Established, commensurate with dam significance, to review a range of subject matters including the current status of the dam; any proposed design changes and outcomes of any inspections or dam safety reviews
   - Frequency of meetings depends on scope of review board, operating status of dam and level of dam risk

1. BHP assesses the dam classification, risk, and operational circumstances in determining whether to empanel a Tailings Review or Stewardship Board. Not all facilities will have Tailings Review or Stewardship Boards. Tailings Review or Stewardship Boards are either in place or in the process of being established for BHP operated Assets with Very High and Extreme classified tailings facilities.

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Introduction to tailings dams | Tailings facilities in the portfolio | Approach to dam risk management at BHP | The future

3. Monitoring, surveillance and review

Dam Safety Reviews

- Dam Safety Reviews are systematic, detailed, external reviews of design, construction, maintenance, operation and governance processes that affect a dam's safety. They include a review of the dam break assessment and dam consequence classification.
- BHP has elected to apply the guidance provided by the CDA[1], the most recent and comprehensive guidance documents for this type of process in the industry.
- The review is led by an external Qualified Professional Engineer, who has the appropriate level of education, training and experience, with support and input from other technical specialists from fields which may include, for example, hydrology, geochemistry, seismicity, geotechnical or mechanical.
- An assurance statement is signed by the Qualified Professional Engineer as to the integrity of the dam.
- Frequency generally every 5-10 years commensurate with the consequence classification of the structure.

CDA process for DSRs



• Type of owner/budget
• Required frequency of dam safety review
• Consequence classification
• State of knowledge
• Regulatory requirements
• Potential safety concerns
1. Define roles, and responsibilities and objective of dam safety review
2a. Develop scope of dam safety review to meet objective
2b. Gather information
2c. Issue Request for Proposals
Information for dam safety review
• Dam construction
• Dam history
• Design data
• Operation data
• Surveillance data
• Management system
• Identified issues
• Joint Works Agreement
Required competencies for Qualified Professional
Define type of dam safety review
Audit Style dam safety review
Comprehensive design review
Required content and format for report structures for Owner's use
How this is done will depend on the scope of the dam safety review: Basic, Audit, Comprehensive Design Review or Constructive Review
Dam Safety Review
3a. Confirm scope and Agreement between Owner and Qualified Professional
3b. Review information provided
3c. Conduct Consequence Review
3d. Carry out site visit and interviews
3e. Identify function and Failure Modes
3f. Assess safety of dam
Analyses required and approved?
3g. Carry out analyses
4. Prepare dam safety review report
5. Review report, prioritise deficiencies and make plans to address deficiencies
Next steps?
Fix or decommission
Regulatory acceptance of risk
Carry out further investigation, analysis and assessment
May need to gather more information including field investigations
Extent to which this is carried out will depend on the type of dam safety review: Basic, Audit Style, Comprehensive Design Review, or Construction Phase
May be done as part of the dam safety review scope or as a separate project outside of the dam safety review
• Regulatory
• Legal
• Financial
• Rist
LEGEND
Input into dam safety review process
Dam safety review task by Owner
Dam safety review task by Qualified Professional
Decision by Owner
Documentation by Qualified Professional Engineer
Start / End of process

1. CDA Technical Bulletin: Dam Safety Reviews (2016).

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Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
4. Emergency preparedness and response
Emergency preparedness and response is a key element in our approach to dam risk management
Classification is based on the modelled, hypothetical most significant failure mode without controls – not on the current physical stability of the dam.
Emergency response planning for our tailings facilities is designed to be commensurate with risk and includes: – identifying and monitoring for conditions and thresholds that prompt preventive or remedial action; – assessing and mapping the potential impacts from a hypothetical, significant failure including infrastructure, communities and environment, both on and offsite, regardless of probability; – establishing procedures to assist operations personnel responding to emergency conditions at the dam; and – testing and training ranging from desktop exercises to full-scale simulations. Desk top and field drills are scheduled at a frequency commensurate with the level of risk of the facility.
Example modelled, hypothetical significant failure scenario
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BHP

Part 4: The future:
Advancing the science and independent oversight

Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
BHP Tailings Taskforce
Prior to Brumadinho we already had a significant focus on looking at how we could deliver a step change reduction in tailings risk. Brumadinho however has further strengthened our resolve.
BHP has now established a Tailings Taskforce.
The Taskforce will be accountable for further enhancing our focus on tailings including the continued improvement and assurance for BHP’s operated tailings storage facilities, progressing our technology efforts and leading ongoing participation in the setting of new international tailings management standards.
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BHP

Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
BHP tailings technology strategy
Accelerating the pathway to safer, more sustainable management
We get there through R&D in …with the approach to de-risk technology key workstreams… options linked to Asset challenges
WORKSTREAMS APPROACH
Characterisation TECHNOLOGY OPTIONS
In process & deposition DRY STORAGE Emerging Proving at Scale Developing Established
OR ELI MINATION
, ,
I A i cs , l v e n—l i d d iN e e te r c a a n n t i w n n i w i o
Our Goal e v e a gy ma r o c t
T s M o l c h i c r a h i P e M x t c c k M l , e e t i
P e c an t n a s n i r i e k i t e n g Ne l c t l v r o
Addi w D r y c o l eS o c t tives E E l e Plat
S e Fi cre lter w P , res s
Vac
Monitoring uu g
Pre m F y i n ssure ilters, t i v e D r
Cen Filte p o r a trif rs, a
Real-time sensing & prediction uge E v
Reducing tailing dam failure
Dam Stabilisation INDUSTRY COLLABORATION risk by accelerating
Active, legacy dam strengthening RESEARCH & technology for safer, more DEVELOPMENT BHP sustainable tailings management. Tailing & Deposition EOMs MINING COMPANIES
Reduce, Dewatering, Deposition
Harnessing benefits including REGULATORS increased water recovery, Closure TECHNOLOGY PLAYBOOK reduced land disturbance Reprocess, Reuse, Landform SCALE and reduced closure costs.
n o n t i i o n e a a t o g t r r t i u i l l t a
Avoid i f F i t r
r F i l n t e F e u r u m t C s u e l e s a c B
In-situ extraction P r V
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BHP

Introduction to tailings dams | Tailings facilities in the portfolio | Approach to dam risk management at BHP | The future

BHP tailings technology R&D

Building a portfolio view on BHP R&D investment

WORKSTREAMS	INDICATIVE OPPORTUNITIES
Characterisation *In process & deposition*	• Tailing Liquefaction 3 year R&D on critical state line methodology • Dry Tailing piggy back deposition 3 year R&D on geotechnical stability
Monitoring *Real-time sensing & prediction*	• Fundacion Chile 5 year R&D on real-time monitoring for early warning • 3 year Geomatics satellite sensing on dam movement for early warning • Digital Twin model 2 year R&D for real-time prediction on dam health
Dam Stabilisation *Active, legacy dam strengthening*	• Insitu dewatering (e.g. electro kinetics, blasting) • Bacteria inoculation for cementation
Tailing & Deposition *Reduce, Dewatering, Deposition*	• Coal tailings mechanical dewatering at Coal assets • Coal tailings alternate dewatering (e.g. electrokinetics, microwave) assessment • Tailing dewatering for dry deposition and tailing reduction
Closure *Reprocess, Reuse, Landform*	• Offset closure costs (e.g. reprocess tailings) • Remove and reuse (e.g. building construction materials) • Repurpose tailing landforms
Avoid *In-situ extraction*	• Innovative extraction, in-situ extraction

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32

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Introduction to tailings dams | Tailings facilities in the portfolio | Approach to dam risk management at BHP | The future

Collaborative research and innovation

WORKSTREAMS


q
p'
Failure envelope
Collapse line
K₀ consolidation
B
A




XPRIZE
ZERO-WASTE
MINING
CHALLENGE

	Characterisation	Monitoring	Innovation
RESEARCH	• Liquefaction Risk • Piggy Back Deposition	• CalTech Digital Twin • Fundacion Chile • Remote Sensing for movement	• Zero Waste Mining (tailings avoidance, repurpose, remediation)
IMPACT	• Static liquefaction understanding will lead to better and earlier predictors of instability • Moisture reduction and increasing pile density in TSF's will materially reduce liquefaction potential	• The integration of monitoring and sensing technologies into a digital platform will empower real-time risk management direct to our operational decision makers	• XPrize and its Chilean Mining Consortium sponsor, a partnership including BHP, aim to revolutionise mining to sustainably meet the resource needs of the planet. • Focus on tailing challenges to identify innovative and scalable technologies to catalyze zero waste mining
ACTIVITY	• Foundational research into material bulk strength under static loading and precursors for static liquefaction. • Piggy back deposition – impact on paste or filtered tailings on conventional tailings footprints.	• Sensor integration into an early warning operations reaction digital platform.	• Crowdsource innovative solutions to mining industry tailing challenges through the XPrize design and competition process. • Competition design phase underway. • Zero Waste Mining (tailings) XPRIZE competition launch scheduled Q2 2020.

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BHP

Introduction to tailings dams Tailings facilities in the portfolio Approach to dam risk management at BHP The future
Industry collaboration
BHP welcomes a common, international and independent body to oversee integrity of construction and operation of all tailings storage facilities across the industry. In addition, BHP supports calls for greater transparency in tailings management disclosure and will work with the industry to make sure the disclosure is consistently applied and informs better tailings dam stewardship.
BHP continues to engage with a range of organisations including ICMM, ICOLD and the UN Environment Programme.
The International Council of Mining and Metals (ICMM), Principles for Responsible Investment and United Nations Environment Programme have agreed to lead a review to establish an international standard for the safe management of tailings dams that can be applied to all tailings dams wherever they are located and whoever operates them.
Professor Bruno Oberle was recently appointed to oversee every aspect of the review and prepare a report which is expected to be published by the end of the year. Professor Oberle is Chair for Green Economy and Resource Governance and Academic Director of the International Risk Governance Center at L’Ecole Polytechnique Fédérale de Lausanne (EPFL), Switzerland, a panel member of the International Resource Panel and a member of the Leadership Council of the Sustainable Development Solutions Network. He was previously the Swiss Secretary of State for the Environment and Director of the Swiss Federal Office for the Environment.
Set up in response to the Brumadinho tragedy in Brazil, the review will be informed by evidence and lessons from this dam failure as well as earlier mine tailings dam failures.
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BHP

Case Study: North American Closed Sites tailings facilities
Copper Cities Selbaie

North American Closed Sites tailings portfolio

- The North American Closed Sites portfolio consists of 32 operated Tailings Storage Facilities distributed across 19 mine sites at locations in the US (Arizona, California, New Mexico, Utah) and Canada (British Columbia, Nova Scotia, Ontario and Quebec).
- In addition to tailings facilities, there are also other dams that don't contain tailings however still require management.
- All the facilities are inactive and in various states of regulatory closure, from active reclamation to long-term care and maintenance.
- The facilities range in age from 1880s (Old Dominion) to 1990s (Elliot Lake).
- Many of the structures have been inactive for 30 years.



Bullmoose (NOJV)
Selbaie & Poirier
Elliot Lake
Island Copper
East Kemptville
Lisbon
Carson Hill
Miami Unit
Copper Cities
San Manuel
Old Dominion
Solitude
Ambrosia Lake
Canada
Arizona
Other US

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BHP

North American Closed Sites tailings portfolio

Classification is based on the modelled, hypothetical most significant failure mode without controls – not on the current physical stability of the dam.

- North American Closed Sites account for over half of BHP's operated very high and extreme classified TSFs.
- Given these facilities are inactive, the most probable failure modes for these facilities generally arise from environmental factors including extreme precipitation and extreme seismic events.
- The dam classifications driven by the modelled most significant, possible failure scenarios within the closed sites portfolio cover a range of potential impact triggers from community to environmental impacts.

CDA Classification of Closed Sites TSFs[1,2]


Extreme
1
Not applicable
1
Low
5
Significant
3
High
9
Very high
13


San Manuel


Stanleigh

1. These data are for operated tailings facilities only. The number of tailings storage facilities is calculated based on the definition agreed by the International Council on Mining and Metals Tailings Advisory Group in response to the Church of England information request which differs to the definition applied to our February disclosure. We keep this definition under review. The classification of the tailings facilities is based on the most recent classification of the facilities by the Engineer of Record. This is subject to change as ongoing reviews are conducted . Closed sites also have a portfolio of other containment structures which have not been included in these figures.
2. Tiger TSF which is part of San Manuel and Miami No 2 which is part of Miami Unit have yet to be classified by an Engineer of Record however have been assessed as low based on internal classifications One tailings facilities is not considered a dam and therefore not subject to classification (labelled Not applicable): Island Copper TSF in Canada, acquired in the 1980s. Tailings at Island Copper were deposited in the ocean under an approved license and environmental impact assessment. This historic practice ceased in the 1990s. BHP has since committed to not dispose of mine waste rock or tailings in river or marine environments.

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North American Closed Sites dam governance
A clear approach to dam governance is in place across the North Americans Closed Sites portfolio
Dam Owners have been assigned for each key
Head of
grouping of sites specifically to provide a single
Closed Sites
point of accountability for all aspects concerned with dam governance and risk management.
Qualified, external Engineers of Record undertake
Geotechnical
annual detailed dam safety inspections, classify the dams and provide technical advice while Dam Control Owners are internal resources responsible for undertaking more frequent Responsible Responsible
Dam Engineer Dam Engineer
inspections to assess controls and monitoring is US Canada effective. There are Engineers of Record and Dam Control Owners for each site.
In addition a qualified Geotechnical team provides internal technical support across the portfolio. Dam Owner Dam Owner Dam Owner
(Arizona) (CA, NM, Utah) (Canada)
Engineers Dam Control Engineers Dam Control Engineers Dam Control of Record Owners of Record Owners of Record Owners (by Site) (by Site) (by Site) (by Site) (by Site) (by Site)
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Dam safety reviews[1] (DSRs)

● **Other US**

Lisbon – DSR completed April 2019

Ambrosia Lake – DSR completed April 2019

● **Arizona**

Miami Unit – **DSR** completed in 2018

Copper Cities – **DSR** completed in 2018

Solitude – **DSR** completed in 2018

San Manuel – **DSR** completed in 2018

Old Dominion – **DSR** completed in 2018



BC
AB
SK
MB
ON
QC
NB
WA
MT
ND
MN
OR
ID
WY
SD
WI
MI
NY
ME
NE
IA
PA
NV
UT
CO
KS
MO
IL
IN
OH
WV
VA
CA
AZ
NM
OK
AR
KY
TN
NC
SC
TX
LA
MS
AL
GA
FL

● **Canada**

Elliot Lake – Initial **DSR** in 1999; subsequent **DSR** completed in 2007 and 2013. Planned updates based on consequence classification rating in Canadian Dam Association framework.

East Kemptville – **DSR** completed in 2007 and 2014

Selbaie – **DSR** completed in 2015

Poirier – **Geotechnical Assessment** completed 2018; **DSR** scheduled 2019

Island Copper – **Geotechnical Assessment**[2] completed in 2017

Bullmoose (NOJV) – **DSR** conducted by **Teck** in 2016

- Dam Safety Reviews are a critical process for deeply understanding the status of the closed sites dam portfolio.
- The outcomes of the DSRs to date have **not** identified any deficiencies which have safety implications.
- In addition, the DSRs have confirmed that the regular dam monitoring, maintenance and surveillance activities *…have been efficient and effective in identifying maintenance issues promptly and resolving them quickly.*

1. Tiger TSF which is part of San Manuel and Miami No 2 which is part of Miami Unit are scheduled to be reviewed.
2. Island Copper TSF in Canada (a submarine tailings deposit which occurred prior to BHP's acquisition, now inactive) is not considered a dam and therefore a geotechnical assessment rather than a DSR has been undertaken.

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BHP

Example of an emergency drill: Elliot Lake
The Emergency Response Drill for Elliot Lake involved a two-step process so that the community was engaged, aware and available
First step: a community emergency planning workshop
The purpose of the workshop was to introduce BHP’s emergency planning process to the community of Elliot Lake and to assess BHP and community emergency response readiness.
External participants included representatives from municipal governments, First Nations, regulatory agencies, emergency response agencies and public health agencies.
Second step: execution of the emergency drill
The emergency scenario was based on a failure at the Stanleigh tailings facility causing possible: – washout of the Stanleigh Dam Road and impacts to a garden centre;
Stanleigh Dam A
– impacts to the drinking water supply to City of Elliot Lake;
– disruption of power and gas and land-based communication; and – rise of water levels in regional lakes.
Participants in the drill included BHP, City of Elliot Lake, Algoma Emergency Services, Northshore Search and Rescue, Algoma Health, local Ontario Provincial Police, Ministry of Environment and Canadian Nuclear Safety Commission (notifications only).
The drill demonstrated successful activation, mobilisation and communications between BHP and City of Elliot Lake Emergency Operations Centre with a full field response achieved.
Lessons learned from the activity have been captured and are intended to be incorporated to enhance preparedness.
Tailings dams
June 2019 40
BHP

BHP

BHP
Appendix

Comparison ANCOLD and CDA Dam Classifications
CDA (2007) ANCOLD Guidelines on Tailings Dams (2012)
EXTREME Extreme
VERY HIGH High A High B
HIGH High C SIGNIFICANT Significant LOW Low CDA does not have this category Very Low
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BHP

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: June 7, 2019	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary